

Mail Stop 3720

October 23, 2007

Via U.S. Mail and Fax (256-382-3935)
Mr. Randall E. Curran
Chief Executive Officer
ITC Deltacom, Inc.
7037 Old Madison Pike
Huntsville, AL 35806

> **RE:** **ITC Deltacom, Inc.**
> **Form S-1 filed August 31, 2007**
> **File No. 333-145818**
>
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 29, 2007**
>
> **Form 10-Q for the quarter ended June 30, 2007**
> **File No. 1-8497**

Dear Mr. Curran:

We have reviewed your supplemental response letter dated October 15, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 28, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed August 31, 2007

1.   Refer to response 4 in your letter dated October 15, 2007. We note that you determined the $3.03 subscription price and the price per share of all stock transactions effected in connection with the recapitalization transaction based on a negotiated definitive commitment rather than the trading price of your common stock. We also note that you desire to give your minority stockholders the same opportunity to purchase shares for $3.03 through the rights offering. However, it is still unclear to us why you believe that is it appropriate to utilize the $3.03 value in recording the transactions with your majority stockholders rather than the fair market value of your common stock as measured by the trading price.   Tell us the accounting literature that you relied upon to account for the transaction at the $3.03 value rather than recording a special distribution to your majority shareholders at the time you effected the stock transactions.

Unaudited Pro Forma Financial Information, page 31

2.   Refer to responses 5 and 6. We note that you had a deficit in stockholders' equity and losses in several years prior to the recapitalization and refinancing. Tell us the basis for your conclusion that you believed you would have adequate liquidity to continue your indebtedness until the principal matured in 2009.

3.   We also note that your effective interest rate declined and that this, in addition to your deficit stockholders' equity and history of losses may meet criteria for a troubled debt restructuring pursuant to FAS 15. Please tell us how you determined your effective interest rate of the debt both before and after the recapitalization. Please also provide an analysis of each of the parties subject to the recapitalization and refinancing both before and after the transactions, focusing on what the effective rate would have been if the loss on extinguishment, which consisted primarily of the value of stock issued using the market value of $8.50 per share in excess of the principal amount of the debt, was included as a financing cost.

4.   Please also tell us how you evaluated whether the transactions were modifications or exchanges using the guidance in EITF 96-19 in your response.   Tell us whether the instruments have substantially different terms and how you came to that conclusion, including computations of the changes in the present value of cash flows. Also address the first Implementation Guideline in EITF 96-19, which states that contemporaneous exchanges of cash between debtor and creditor should only be accounted for as debt extinguishments if the debt instruments have substantially different terms.

Form 10-K – December 31, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

5.   Refer to your response to comment 9. Please tell us whether the customer will continue to benefit from the payment of the up-front fee after the initial contractual term, that is, whether subsequent renewals are priced at a bargain to the initial up-front fee. Please see SAB Topic 13(a)(3)(f) footnote 39 for guidance.

6.   Also, please tell us the balance sheet line item that includes $26.6 million of deferred customer installation costs at December 31, 2006 and revise your disclosure to clarify.

Note 10: Other Equity Interests, page F-27

7.   Refer to response 13. We note in your response that the Series C Preferred Stock does not fall within the scope of FAS 150 because it is conditionally redeemable. However, the Series D warrants appear to fall within the scope of FAS 150, as clarified by the guidance in paragraph 7 of FSP 150-5, even though there is a possibility of the Series D warrants being exercised for Series C Preferred Stock. Therefore, it appears that the Series D warrants should be accounted for using the guidance in FAS 150 and would be recorded as a liability. Please revise or advise.

Form 10-Q – June 30, 2007

8.   Please provide disclosure of the amount of incremental compensation costs in the Form S-1 or a Form 10-Q or 10-Q/A prior to effectiveness.

*   *   *   *

        As appropriate, please amend your registration statement and related filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities

Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (703) 610-6200
        Richard J. Parrino, Esq.
        Hogan & Hartson L.L.P.